INVEST IN **BLUE CO**

A Warehouse Platform Powering America's Product & Service-Based Business Economy



BLUE
CO

bluecowarehousing.com Raleigh, NC

Highlights

1. $1.6m ARR run rate with $2.4m in booked lifetime revenue as of 2025 Q3
2. 34% conversion rate - proposal to tenant (2025 Q3)
3. 94% warehouse utilization and 92% retention rate
4. Founder is a successful serial entrepreneur in CRE and Co-founder of Raleigh Founded, co-working
5. Featured in ABC, Triangle Business Journal, WRAL Techwire

Featured Investors



Tim McLoughlin in Follow Invested $75,000

Entrepreneur turned VC. Managing Partner at Cofounders Capital which has raised $100m and deployed $70m.

"Many of the startups we've invested in at Cofounders Capital came out of Raleigh Founded. I've seen the fruits of the community Jason Widen and team cultivated there and have no doubt fruit will bear out of Blue Co Warehousing. Separate from Cofounders Capital, I've personally wanted to invest in cash flowing operating companies and real estate in the Southeast. Having the opportunity to invest in Jason alongside so many people I trust was incredibly compelling."

Triangle Tweener Fund in Follow Invested $155,000

2025 Q2: Ranked #1 Most Active investor in Southeast. The Tweener Fund focuses on startups in the Triangle region of NC generating $1m/yr to $80m/yr in revenue or startups with 10 people to 500 people. tweenerfund.com

Scot Wingo, General Partner

"Blue Co founder and CEO, Jason Widen has a long track record of innovating around coworking and community in the Triangle's startup ecosystem. When we had the idea for Blue Co, we jumped at the opportunity to be one of the first investors and have since added 3 follow-on investments. We are big believers in the 'digitalification' of everything including services such. Nearly every company in the burgeoning service industry needs fractional warehouse space and a wide spectrum of services such as those being innovated by Blue Co. While we've enjoyed being along for the ride for for over two years, Blue Co is only getting started and we are excited to support future expansion now that the model is very solid and ready to aggressively roll out to more markets to help the under-served community of service organizations.""



Jes Lipson in Follow Invested $100,000

ShareFile (acquired by Citrix), Raleigh Founded's Co-Founder, Levitate's Founder & CEO

"I've known Jason Widen since we co-founded Raleigh Founded over 13 years ago. His unwavering focus and dedication to building that community made it an easy decision for me to invest in Blue Co Warehousing—on one condition: that he focus on growing Blue Co and eliminate distractions. It's inspiring to see how that commitment is shaping what I believe will meet one of the greatest needs for

today's fastest-growing group of entrepreneurs- service-based companies."



Jess Ekstrom in Follow

Forbes Top Rated Speaker on Motivation, 2x TEDx Speaker, Helping Women Land Speaking Spots at Mic Drop Workshop, Co-Founder of Shatter and Shift, Co-Founder & CEO of Headbands of Hope

"I invested in Blue Co Warehousing because Jason Widen has a proven track record—not just as a successful business owner, but as a true community builder. Blue Co embodies that same spirit, creating opportunity for the next generation of blue-collar and e-commerce entrepreneurs."

Team



Jason Widen Founder & CEO

In 10 years with my co-founders, we built Raleigh Founded to 11 locations, partnerships increasing access nationwide, and have 1k+ members from over 400 companies, including Pendo, Levitate, and more.



Becca Djuric Operations Director & Community Manager of Blue Co Raleigh

She's also the unofficial chief of managing chaos. Becca turns big ideas into action — bringing to life the spaces, systems, & members that make Blue Co's community thrive. She's about building systems making community growth not just possible, but fun.



Gianna D'Auria Marketing Manager & Community Manager of Blue Co Charlotte

After graduating from NC State and rocking it as an intern at Raleigh Founded and Blue Co, she found a home at Blue Co supporting its expanding community of businesses and innovators.



Christopher Gergen Advisor

Raleigh Founded Co-Founder



Will McGuire Advisor



Will McGuire - Advisor

Incolo's Founder. Personally invested in 90+ startups, small businesses & real estate companies. Will's vision? A community owned city - dirt to tower, coffee shop to aerospace - all businesses in part owned by those who call it home.

A Warehouse Platform Powering America's Product & Service-Based Business Economy

WHY INVEST IN BLUE CO®?

"BLUE CO WAREHOUSING TRULY BEGAN WITH RALEIGH FOUNDED. AFTER 10+ YEARS OF CREATING CO-WORKING SPACES FOCUSED ON SURROUNDING THE NEXT GENERATION OF STARTUPS WITH THE PEOPLE AND RESOURCES THEY NEEDED, I DISCOVERED A MAJOR GAP FOR BLUE COLLAR COMPANIES. THEY NEEDED SPACE. THEY NEEDED SHARED RESOURCES. THEY NEEDED PEOPLE. BLUE CO® WAREHOUSING WAS BORN OUT OF MY CONVICTION THAT A SIMILAR MODEL COULD MAKE BLUE COLLAR THRIVE. OPENING THIS INVESTMENT OFFERING FOR ALL TO PARTICIPATE IN THAT GROWTH WASN'T JUST A NATURAL NEXT STEP. IT WAS A MORAL OBLIGATION."

JASON WIDEN, FOUNDER | CEO, BLUE CO WAREHOUSING

Blue Co's story began with Raleigh Founded. Since starting in 2012, Raleigh Founded would frequently have businesses approach us that we couldn't support. Businesses such as e-Commerce, Trades, Food & Beverage, Life Sciences, and more that needed storage space, loading docks, and equipment such as forklifts.

After nearly a decade of hearing this, I started to explore how big of a need this was, not just in Raleigh, but in other cities throughout the Southeast.

In every city and town I looked, needs were going unfulfilled for 100's to 1,000's of businesses.

- Rent was too high.
- The space didn't fully fit their needs & there was no space

to expand.

- No loading dock so lift gate required.
- They had to waste time waiting for deliveries.
- And the list of problems goes on and on.

So in 2023, with the advice and support of the team, I became a silent partner in Raleigh Founded, and decided to build Blue Co Warehousing.


BLUE CO
3 Locations Later
The Demand is Clear
85%
OCCUPANCY
34.8%
PROPOSAL→
TENANT CONV.

The rise of AI, macroeconomic conditions, and cultural trends are increasing the supply of businesses Blue Co serves.

According to multiple reports from 2025, trade school enrollment rose approximately 14.4% from 2023 to 2024 alone and the 5 year annual growth rate is expected to grow around 6.6% through 2030. It was 3.2% for the 5 years prior. (1)

There are over a million unfulfilled skilled labor jobs in the US.

Additionally, the ‘convenience economy’ has driven over 1.1m third party sellers to be created in the US alone.

Then there’s the rise of unattended retail - smart vending, micro markets, and autonomous “smart stores” which leverage computer vision, cashless/tap-to-pay systems, and AI-driven inventory analytics. Smart vending and micro markets are growing ~13% annually projected to reach $10.5 billion by 2030 (2).

These types of businesses need flex space as they grow and this doesn’t even scratch the surface of HVAC, plumbing, and other trade-based businesses.

We're Well Positioned With Our Team & Network

Our collective team and advisors have scaled business to over $100m in sales.


Founder & Advisors
Blue Co.'s Founder and Advisors are serial entrepreneurs whose collective enterprises have scaled to $100M+ in sales.
Including Founded Communities as a home for high-impact, high-growth enterprises that are now more than 200K square feet of coworking space and housing more than 450 companies.
Led by CEO Jason Widen, Blue Co. offers a unique opportunity to leverage our knowledge, networks, and know-how to deliver a meaningful scaled impact in the adjacent but under-served market of service-based coworking and co-warehousing.
Jason Widen, Founder & CEO Blue Co.
Jesse Lipson, Advisor Levitate, ShareFile, & Raleigh Founded
Scot Wingo, Advisor Tweener Fund & Spiffy
Christoper Gergen, Advisor Raleigh Founded & 4P Foods
Brooks Bell, Advisor Raleigh Founded & Lead from Behind
Mark Saad, Advisor Sherpa Collaborative & Feelgoodz

Our networks include businesses from various industries Blue Co serves so it gives us a "leg-up" when we're having conversations with potential tenants.

This might explain our conversion stats.

34.8% Conversion Rate


Traction and Market Demand
In the third quarter of 2025, we achieved a 34.88% conversion rate.
Year to date, across all three properties, 32 tenants have grown organically, 40% organic growth.
Q3 Pipeline
138 Leads
56 Tours
43 Proposals
15 Conversions

And our Proposal to Contract conversion rate jumped to 34% in 2025 Q3.

We believe our proposal to conversion rate would be higher as we've had to turn down multiple potential tenants who toured

because we don't have enough space.

One of our unique value propositions is that our current locations help businesses receive their deliveries so they don't have to 'wait around' or hire full time staff just for receiving.

Our Solution

Blue Co. offers the benefits and amenities of shared space for service-based companies, tradespeople, e-commerce professionals, food & beverage entrepreneurs, and more.

01 Flexible Storage
Storage units with flexible month-to-month terms for equipment and operational items.

02 Co-Warehousing
Space to store and manage inventory and items for business operations and shared equipment to manage inventory and supplies.

03 Parking and Laydown area
Designated space to park work vehicles and/or store materials.

04 Professional Meeting & Work Space
Clean, professional space to meet customers or host team meetings, and private office suites.

05 Back Office & Logistical Support
Businesses can opt into additional resources such as shipping and receiving, fulfillment support, accounting, marketing, admin, legal, and more.

There are of course competing companies in co-warehousing, but we have leveraged our network and experience in building co-working for over a decade to incorporate the key features the target businesses we serve need.

Competitive Analysis

	BLUE CO	PORTAL	WareSpace	ReadySpaces
Flexible Terms	✓	✓	✓	✓
Customizable Unit Sizes	✓	–	–	–
Turn Key Operations	✓	✓	✓	✓
Offices & Coworking	✓	✓	✓	✓
Shared Equipment	✓	✗	–	✗
Community Support Services	✓	✗	✗	✗

* ✓ Offered * – Partially Offered, * ✗ Not offered

BLUE CO The Southeast US is Growing And NC is #1 for US Business

It's not just that our families have chosen to call this place home and build businesses here.

NC has been ranked #1 for business by CNBC 3 out of the last 4 years.

In the **worst case scenario**, we become run a cash flow positive 5-location operation in NC which partially owns its real estate:

1. Raleigh
2. North Raleigh - planning to own real estate
3. Charlotte
4. Durham - planning to own real estate
5. Fuquay-Varina - rights to buy its real estate

But considering the demand we're receiving organically, our plan is to expand throughout the Southeast with partners who want to solve this need for this growing segment of US small businesses.

Adding just 1 to 2 sites per year until we reach 17, we could be at $20m+ of annual revenue.


"Middle of the Road" Growth Path
Through 2034, our goal is to open at least 17 sites with annual revenue of $20m*
*Forward looking projection. Not guaranteed. The annual revenue is based on our current annual revenue rate from our Raleigh pilot plus 3% annual increases to tenants.


BLUE CO
A scaled network of co-warehousing spaces for service-based & e-commerce companies HQ'd in Raleigh, NC

We've already identified 3 projects for 2026 alone.

And our projections above doesn't even include the potential value of the real estate.

Additionally, we believe sustainable demand exists to open more

Additionally, we believe sustainable demand exists to open more than 4 locations per year and possibly even more by partnering with real estate partners.

BLUE CO — Turning Under Utilized Spaces Into Cash Flowing Machines

For comparison, Raleigh Founded leases all of its locations and has made and continues to make real estate developers a lot of money.

So for Blue Co, we plan to be the real estate developer / general partner and share in 20% of the ownership. Then we lease that real estate back to Blue Co's operating company, adding more value to our community-owned enterprise.


Market Potential
Storage & Warehousing Industry
*Forward looking projection. Not guaranteed. Assumed 20% ownership in real estate with an avg $8.25m valuation per owned property.
~$54 billion
Total Available Market (TAM)
~$5–7 billion
Serviceable Available Market (SAM)
~$25 million*
Serviceable Obtainable Market (SOM)
Assumed Blue Co's shared ownership of real estate value for 14 owned locations just by completing this round.

The future of Blue Co is co-ownership in and among its members and allies.

Collectively they invested to scale what is currently the fastest growing part of the employment economy and share in asset value created.

We welcome you to join our Blue Co investor community.

Warmly,

Jason Widen